FORM U-6B-2
CERTIFICATE OF NOTIFICATION

under the Public Utility Holding Company Act of 1935 ("Act")

   PSI Energy, Inc., ("PSI"), an Indiana corporation and electric utility subsidiary of Cinergy Corp., a registered holding company under the Act, hereby notifies the Commission that it has issued the securities described below pursuant to an exemption from Section 6(a) of the Act as further described below:

1.	Type of security:  Debenture (the "Debenture").

2.	Issue, renewal or guaranty:  Issuance.

3.	Principal amount:  $100,000,000.

4.	Annual rate of interest:  6.35%.

5.	Date of issue:  November 21, 1996.

6.	Date of maturity:  November 15, 2006, subject to redemption at the option of the holder on November 15, 2000 at 100% of the principal amount thereof plus accrued interest.

7.	Name of person(s) to whom the Debentures were issued:  Each of
Salomon Brothers Inc and Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its capacity as underwriter, purchased $50,000,000 principal amount of the Debentures.

8.	Collateral:  None.

9.	Net proceeds to PSI:  $99,350,000 in cash after deduction of underwriting commissions and other estimated expenses payable by PSI in connection with the offering and sale of the Debentures.

10.	Application of net proceeds:  Repayment of a portion of PSI's outstanding short-term indebtedness (approximately $240 million upon receipt of such net proceeds) partially incurred by PSI in connection with the retirement of $50 million principal amount of its First Mortgage Bonds, Series RR, 93/4% on August 1, 1996.

11.	Exemption claimed:  Rule 52(a).

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                            S I G N A T U R E

  	Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this document to be signed on its behalf by the undersigned thereunto duly authorized.

                                  	PSI ENERGY, INC.


                                  	By:  /s/ William L. Sheafer
                                    		Treasurer

Dated:	November 25, 1996